SO
3/6/03

03012909

ITED STATES
J EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-6-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 18414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Cynthia M. Jenkins (612)758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stirtz Bernards Boyden Surdel & Larter, P.A.
(Name – *if individual, state last, first, middle name*)

7200 Metro Boulevard (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Cynthia M. Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INGRID K. JOHNSON
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Cynthia Jenkins
Signature

President
Title

Ingrid K. Johnson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2002

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

The Board of Directors
Van Clemens & Co. Incorporated
Minneapolis, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Van Clemens & Co. Incorporated as of September 30, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co. Incorporated at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stirtz Bernards Boyden Surdel & Larter, P.A.

Edina, Minnesota
November 15, 2002

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$	52,044
Receivables from brokers or dealers		18,108
Securities owned		
Marketable, at market value		14,954
Furniture and equipment, less accumulated depreciation of $2,836		302
Unsecured non-interest bearing receivable due on demand from stockholder		146,081
Lease deposit and prepaid expenses		10,886
	$	**242,375**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	10,759
Accrued liabilities		5,712
		16,471
Stockholders' equity:		
Common stock, par value $.01 per share, authorized 100,000 shares; issued and outstanding 63,000 shares		6,300
Additional paid-in capital		40,500
Retained earnings		179,104
Total stockholders' equity		225,904
	$	**242,375**

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2002

Revenue:	
Commissions	$ 23,060
Loss on trading accounts	(14,245)
Interest and dividends	1,096
Reimbursement for expenses from Hart Financial Corp.	41,889
Total revenue	51,800
Expenses:	
Commissions and compensation	51,085
Communications	19,895
Occupancy	4,613
Data processing costs	230
Regulatory and professional fees	19,514
Other expenses	4,354
Total expenses	99,691
Net loss	$ (47,891)

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, September 30, 2001	$ 9,500	$ 40,500	$ 333,795	$ (110,000)	$ 273,795
Retirement of treasury stock	(3,200)	-	(106,800)	110,000	-
Net loss	-	-	(47,891)	-	(47,891)
BALANCE, September 30, 2002	$ 6,300	$ 40,500	$ 179,104	$ -	$ 225,904

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net loss		$ (47,891)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	$ 409	
Change in:		
Receivable from brokers or dealers	64,489	
Securities in trading accounts	14,032	
Unsecured receivable from stockholder	9,000	
Lease deposit and prepaid expenses	(10,886)	
Accounts payable	10,559	
Accrued liabilities	5,712	
Total adjustments		93,315
Net cash flows from operating activities		45,424
Cash, beginning of year		6,620
Cash, end of year		$ 52,044

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

Nature of Business

The Company is a registered broker-dealer with an office in Minnesota. The Company is engaged in the business of buying and selling securities but does not hold customer securities or funds. The Company's securities owned are held by another broker-dealer and its receivables are from that broker-dealer.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission revenues and related expense on transactions executed, but not settled at September 30, 2002, were not material.

Securities Owned

Securities in trading accounts are valued at market value. Revenue from principal transactions includes the change in unrealized appreciation or depreciation of securities owned.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the accelerated method at rates based upon estimated useful lives of five to ten years.

Income Taxes

The stockholders of Van Clemens & Co. Incorporated (the Company) have elected to have the Company treated as an "S corporation" for income tax purposes. Pursuant to this election, the taxable income and income tax credits are reported on the personal tax returns of the stockholders; consequently, no provision has been made for corporate income taxes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

2. Securities Owned

Marketable securities owned consist of securities at quoted market values, as follows:

Money market accounts	$	12,149
Corporate stocks		2,805
	$	14,954

3. Fair Value of Financial Instruments

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

4. Revenue Recognition

The Company stockholders have agreed in principle to sell their shares to Hart Securities Corporation subject to the approval of regulatory authorities. In connection with this transaction, Hart Securities Corporation has agreed to reimburse the Company for certain operating expenses incurred in the operation of the Company until approval has been received from regulatory authorities. The Company has recognized revenue of $41,889 for reimbursement of incurred expenses in the financial statements for the year ended September 30, 2002.

5. Operating Lease

The Company entered into an operating lease agreement for its office facilities. The term of the lease is for three years beginning August 1, 2002 to July 31, 2005. Prior to August 1, 2002, the Company did not lease any office facilities. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. The lease terms provided for three months of free rent and then annual rent increases thereafter. For financial statement purposes, the rent expense is recognized on a straight-line bases over the lease term. Rent expense for the year ended September 30, 2002 was $4,204.

Minimum annual base lease obligations are as follows:

Years ended September 30:		
2003	$	21,860
2004		25,223
2005		28,586
Total	$	75,669

(Continued)

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

6. **Commitments**

The Company has a buy-out arrangement with its stockholders providing for the purchase of their stock by the Company in the event of death of the stockholders. As of September 30, 2002, the Company's contingent liability was approximately $135,000, which would be payable in five annual installments.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $65,587, which was $55,484 in excess of its required net capital of $10,103. The Company's ratio of aggregate indebtedness to net capital was 2.3 to 1.

SUPPLEMENTAL INFORMATION

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF SEPTEMBER 30, 2002

Net capital:	
Total stockholders' equity:	$ 225,904
Non-allowed assets and/or charges:	
Restricted securities	2,805
Furniture and equipment	302
Receivable from stockholder	146,081
Lease deposit and prepaid expenses	10,886
	160,074
Net capital before haircuts on securities	65,830
Haircuts on securities:	
Other	243
Total net capital	**$ 65,587**
Aggregate indebtedness:	
Accounts payable	$ 10,759
Accrued liabilities	5,712
Contingent liability on stockholders buy-out arrangement upon death	135,000
Total aggregate indebtedness	**$ 151,471**
Net capital requirement:	
Greater of $6^2/_3$% of aggregate indebtedness, $5,000 or market making criteria	$ 10,103
Excess net capital	55,484
Total net capital	**$ 65,587**
Ratio of aggregate indebtedness to net capital	**2.3 to 1**

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

AS OF SEPTEMBER 30, 2002

RECONCILATION PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Stockholders' equity per Company focus filing as of September 30, 2002		$ 245,702
Adjustments:		
Decrease valuation of restricted securities	$ (14,245)	
Increase in depreciation expense	(410)	
Write-off SIPC receivable	(3,296)	
Increase accrued liabilities	(1,847)	(19,798)
Stockholders' equity per annual report as of September 30, 2002		**$ 225,904**
Non-allowable assets per focus filing as of September 30, 2002		$ 178,025
Adjustments:		
Decrease in restricted securities	$ (14,245)	
Decrease in furniture and equipment, net	(410)	
Decrease in SIPC receivable	(3,296)	(17,951)
Non-allowable assets per annual report as of September 30, 2002		**$ 160,074**
Net capital per Company focus filing as of September 30, 2002		$ 67,434
Audit adjustments to decrease stockholders' equity	$ (19,798)	
Change in non-allowable assets due to audit adjustments	17,951	(1,847)
Net capital per annual report as of September 30, 2002		**$ 65,587**
Aggregate indebtedness per Company focus filing as of September 30, 2002		$ 14,624
Adjustment of accrued liabilities	$ 1,847	
Contingent liability on stockholders buy-out arrangement upon death	135,000	136,847
Aggregate indebtedness per annual report as of September 30, 2002		**$ 151,471**

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2002

	Credits	Debits
Credit balances:		
Free credit balances and other credit balance in customers' security accounts	$ -	
Customers' securities failed to receive	-	
Credit balances in firm accounts attributable to principal sales to customers	-	
Debit balances:		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		$ -
Less 1% haircut on aggregate customer debit balance		-
Fail-to-deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
	$ -	$ -
Excess of total credit over total debits	None	
Required deposit (105% of excess of total credits over total debits)	None	
Amount held on deposit in "Reserve Bank Account" at September 30, 2002	None	

There were no material differences in the computation for determination of reserve requirements between the amounts included in Part II of Form X-17a-5 and the above audited computations.

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 3 – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2002

	Number of Items	Market Valuation
Customers' fully paid securities not in the respondent's possession or control as of the report date, for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-	$ -
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-	$ -

See Independent Auditors' Report.

VAN CLEMENS & CO., INC.
INVESTMENT SECURITIES

527 MARQUETTE AVE, SUITE 2000 • MINNEAPOLIS, MN 55402
(612) 758-9140 • Fax: (612) 758-9199

March 4, 2003

US Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Amended Annual Audited Financial Statement

The NASD had requested that Van Clemens and Co., Inc. revise our annual report to include the contingent liability in the aggregate indebtedness computation and reconciliation to the Net Capital computation as of September 30, 2002. The requested changes are included on pages 9 and 10.

If you have any questions, please contact me at 612-758-9141.

Thank you.

VAN CLEMENS AND CO., INC.

Cynthia M. Jenkins
President

CMJ/cj
Enclosures